DealerTrack Holdings, Inc.
1111 Marcus Avenue, Suite M04
Lake Success, New York 11042
October 3, 2006
By EDGAR and Facsimile
Rebekah J. Toton, Esq.
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
Re: DealerTrack Holdings, Inc.: Registration Statement on Form S-1 (File No. 333-136929)
Dear Ms. Toton:
          In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), DealerTrack Holdings, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 3:00 p.m. (Washington, D.C. time), on Thursday, October 5, 2006, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.
The Company hereby acknowledges the following:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Remainder of Page Intentionally Left Blank.]

     If you have any questions regarding this request, please contact Kenneth J. Gordon, Esq. of Goodwin Procter LLP at (617) 570-1327.

Sincerely, DEALERTRACK HOLDINGS, INC.
By:	/s/ Eric D. Jacobs, Esq
Eric D. Jacobs, Esq
Senior Vice President, General Counsel and Secretary
cc: Kenneth J. Gordon, Esq.

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